EXHIBIT 1.2

ADDENDUM

TO

EXECUTIVE EMPLOYMENT AGREEMENT

This Addendum to Executive Employment Agreement by and between Sharing Services, Inc., a Nevada corporation (as “Company”) and John “JT” Thatch (as “Employee”) dated February 28, 2018 (the “Original Agreement”), is entered into on this 27th day of March, 2018.

Section 3.3(a) is amended in its entirety to read as follows:

3.3

 Employer Shares.

              (a)   i.  The Employer shall issue to the Employee or his designee trust, on the effective date of this agreement a warrant to purchase 5,000,000 (five million) shares of Preferred "A" stock for par value of .0001, that shall vest immediately. In addition, the Employer shall issue to Employee or his designee trust, warrants to purchase up to 10% (ten percent) of the total issued and outstanding shares of the Employer’s Class A Common Stock, Series A Preferred Stock, and Series C Preferred Stock, at the end of the year 2018 that shall vest immediately. These warrants may be exercised for the purchase price of par value, or $0.0001 per share, for any of the aforementioned class or series of stock, however, in no event, shall the total be less than 10,000,000 (ten million) shares. In the event of a change in control of Employer management through acquisition, merger or reorganization, issuance of the shares of Employer stock shall immediately accelerate and be issued within 30 days from receipt by Employer of written notice from the Employee of intent to accelerate issuance of the said shares.

ii.

If this Agreement is terminated without cause under Section 5.4, then any Shares or warrants will immediately become due and vested.

iii.

In the event that a Change in Control of the Employer occurs, then all Shares or warrants immediately vest and become due. For purposes hereof, "Change in Control" shall mean approval by the shareholders of the Employer of (x) a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of the Employer immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated Employer's then outstanding voting securities, or (y) a liquidation or dissolution of the Employer or (z) the sale of all or substantially all of the assets of the Employer (unless such reorganization, merger, consolidation or other corporate transaction, liquidation, dissolution or sale is subsequently abandoned).

iv.

In the event that the Employer effects any forward or reverse split of the Common Stock prior to the date on which all the Shares have been issued, then the remaining shares issuable to the Employee shall be appropriately adjusted to reflect any such split.

v.

In the event that this Agreement is terminated for cause under Section 5.1, then any Shares which have not then vested shall be forfeited.

vi.

In the event that this Agreement is terminated on the death or disability of the Employee under Section 5.2 or Section 5.3, respectively, then all Shares that vest through the next anniversary of the date of this Agreement shall vest on the date of termination, and all unvested Shares shall be forfeited.

vii.

Certificates representing the Shares shall be retained by the Employer until increments of the Shares vest as provided herein.

IN WITNESS WHEREOF, the parties hereto execute this Addendum to Executive Employment Agreement on the date first above written.

COMPANY:

Sharing Services, Inc.

By: /s/ Frank A. Walters

       Frank A. Walters, Secretary and CFO

EMPLOYEE:

/s/ John “JT” Thatch

John “JT” Thatch

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